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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

March 5, 2021

Re:	Silver Spike Acquisition Corp II Registration Statement on Form S-1 Filed February 5, 2021 File No. 333-252803

Ms. Anuja A. Majmudar
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Majmudar,

On behalf of our client, Silver Spike Acquisition Corp II, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated March 4, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing with the Commission the Registration Statement together with this response letter. The Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the revised language addressing a particular comment appears.

Registration Statement on Form S-1 Filed February 5, 2021

Cover Page

1.    Your registration statement cover page indicates that you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. However, on page 8,

Ms. Anuja A. Majmudar Division of Corporation Finance U.S. Securities and Exchange Commission	2	March 5, 2021

you state that you intend to take advantage of the extended transition period for complying with new or revised accounting standards. Please resolve this apparent discrepancy.

Response: In response to the Staff’s comment, the Company has revised the disclosure to rectify the apparent discrepancy.

The Offering, page 15

2.    We note your disclosure that you may extend the time you have to consummate a business combination beyond 24 months as a result of a shareholder vote to amend your amended and restated memorandum and articles of association. Please expand your disclosure to state clearly whether you will provide public stockholders with the opportunity to redeem their shares of common stock in the event that you extend the time to consummate an initial business combination beyond 24 months.

Response: The Company has expanded the disclosure to address the Staff’s comment

Please do not hesitate to contact me at (212) 450-4322, (212) 701-5322 or derek.dostal@davispolk.com, or, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Derek J. Dostal Derek J. Dostal

cc:	Via E-mail Scott Gordon, Chief Executive Officer Silver Spike Acquisition Corp. II